FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Santander, S.A.

Item

1	Press Release dated April 3, 2019

2	Opening Presentation - Ana Botín, Group Executive Chairman

3	Presentation – Jose Antonio Álvarez, Group CEO

Item 1

Banco Santander accelerates digital transformation and

platform strategy to drive growth and higher returns

More than €20 billion digital and technology investment over four years

Reaffirms key financial targets including: Underlying RoTE of 13-15% and FL CET1 ratio of 11-12%

Targets an improved efficiency ratio of 43-45% and an increased dividend payout ratio of 40-50%

Madrid/London, 3 April 2019 - PRESS RELEASE

•

At its Investor Day in London, Banco Santander today presents its strategic plan for the medium term to drive growth and increase profitability by accelerating digitalisation, improving operational performance and continuing to improve capital allocation.

•	The Group will invest over €20 billion in digital and technology over the next four years, improving customer experiences to further increase loyalty, while lowering the cost of delivery.

•	To accelerate the bank’s growth, the Group plans to expand several of its digital offerings, including a comprehensive global payments initiative incorporating:
-	A new open-market international payments service called Pago FX.
-	The international expansion of Getnet, the Bank’s Brazilian subsidiary, to create a Global Merchant Services platform.
-	And a new Global Trade platform to make it easier for SMEs to trade internationally.

•

The bank will drive additional improvements in operational performance and capital allocation, leveraging opportunities for scale and efficiency leading to €1.2 billion of incremental annual cost savings, while re-weighting capital towards more profitable businesses.

•

As a result, the Group expects to achieve an underlying return on tangible equity (RoTE) of 13-15% in the medium term, further strengthening its position among the most profitable and efficient banks in Europe. Santander will also target a reduced efficiency ratio of 43-45% and maintain a fully loaded CET1 ratio of 11-12%, while aiming to increase the payout ratio to 40-50%.

•

To drive this accelerated execution of the strategy, the bank has today announced a new, simplified management structure, creating unified leadership for Europe, South America, and North America, as well as a management committee with increased business focus which will allow better and more agile execution throughout the Group.

Ana Botín, Executive Chairman of Banco Santander, said:

“We have made excellent progress over the past three years, driving our return on tangible equity to a level amongst the best of our global peers, and increasing EPS by 55% in the period on a constant currency basis. Our focus remains on driving greater loyalty within our customer businesses, and leveraging our global scale to accelerate investments in digitalisation and capitalise on cross-border flows.

“Technology is changing banking as we know it and we are positioning the company to capitalise on the world class assets we have across the Group, including our technology, talent and scale. This will allow us to benefit from the opportunities presented by digital innovation and will result in us becoming a

Corporate Communications

Ciudad Grupo Santander, edificio Arrecife, planta 2

28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211

comunicacion@gruposantander.com

www.santander.com - Twitter: @bancosantander

digital leader in global financial services for the next decade. Our digital and technology investments will enable us to improve the customer experience while also enhancing our growth and profitability. Combined, we expect these initiatives will create greater value for our shareholders while ensuring we continue to deliver on our commitments to customers and stakeholders.”

At its Investor Day in London, Banco Santander today presents plans detailing how it will deliver on its strategy for the medium term. The bank will set out its objectives to drive growth and increase profitability by accelerating digitalisation, and further improving operational performance and capital allocation.

Santander is today reaffirming key financial targets including achieving an underlying return on tangible equity (RoTE) of 13-15% and a fully loaded CET1 ratio of 11-12%. The Group also plans to improve its efficiency ratio to below 45% and increase its dividend payout ratio to 40-50%.

Accelerating digitalisation

Santander expects to extract and create significant value from digitalisation and global platforms, which will grow the top-line and generate cost savings. The company will accelerate the development of its high growth ‘speedboat’ businesses, which will enable the Group to test new solutions and compete in the open market for new customers.

Santander will continue to leverage its scale to invest in digital and technology to generate customer and revenue growth. As part of the new plan, the Group will invest over €20 billion in digital and technology over the next four years, improving and personalising customer experiences to further increase customer loyalty, while lowering its cost of delivery.

Santander is transitioning its IT infrastructure towards a multi-cloud environment with global platforms supported by agile methodologies which will accelerate the Group’s business and technology transformation. The Group is also implementing machine learning and robotics at scale, re-engineering processes and negotiating provider contracts on a global basis to improve pricing.

The cornerstone of Santander’s open financial services platform will be payments. With an expected annual revenue growth rate of c.9%, the global payments industry offers an exciting opportunity to build on our existing foundations.

In order to take advantage of this opportunity in payments growth and as part of the bank’s transformation, Santander will drive several digital initiatives, such as:

•

Introducing Santander One Pay FX, the international payments solution launched across four of the Group’s markets last year, to non-customers through a standalone open market app called Pago FX which will be launched in the UK, Germany and Poland for individuals and SMEs in the near future.

•

Expanding Getnet, the bank’s Brazilian subsidiary, to create a Global Merchant Services platform, initially starting in Mexico before expanding across Latin America and Europe. Santander works with 1.2 million merchants worldwide, with turnover of €150 billion, making Santander a top 10 global acquirer in the world by volume.

•

Launching a Global Trade Services platform with the goal of becoming the partner of choice for SMEs that trade internationally. Previously accessible for corporates only, this platform will offer trade finance, supply chain, payments, and foreign exchange, while operating quickly and efficiently for SMEs.

Corporate Communications

Ciudad Grupo Santander, edificio Arrecife, planta 2

28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211

comunicacion@gruposantander.com

www.santander.com - Twitter: @bancosantander

In addition, the bank confirmed today that it plans to expand Openbank, Santander’s full-service digital bank, the largest of its kind in Europe, to 10 new international markets in the medium term, reaching two million customers. Openbank has already more than one million customers in Spain only, despite being a mature market.

Improving operational performance

Santander will improve operational performance by further leveraging its diversification and scale. This together with efficiency will lead to €1.2 billion of incremental annual cost savings. The bank will also continue to execute against its commercial transformation, and increase its loyal and digital customers.

In Europe, the bank will focus on delivering the best customer experience, as efficiently as possible. The Group expects to increase market share in all its core geographies by growing its loyal and digital customer base and remaining a top three bank in customer satisfaction, and increase its underlying return on tangible equity (RoTE) to 12-14% in the medium term from 11% in 2018.

In Latin America, Santander expects high and sustainable revenue growth (double digit CAGR expected in constant euros), with underlying RoTE in the region improving to between 20% and 22% in the medium term from 19% in 2018.

In the US, an attractive market with stable credit quality, Santander is focused on accelerating sustainable growth and returns by improving profitability through strong operational leverage. The Group expects to increase underlying RoTE to 11-13% in the medium term from 8% in 2018, adjusted for excess capital. The company also expects the efficiency ratio to improve to less than 41%, from 43% at the end of last year.

Santander will also further leverage its global businesses, Santander Corporate & Investment Banking (SCIB) and Wealth Management, to improve its operational performance and create additional value for its local, core banks. SCIB is a highly profitable business which is moving to a capital-light model and Wealth Management has significant potential for growth, particularly in insurance, due to its global capabilities.

Continue improving capital allocation

To increase profitability further, the Group will continue improving its capital allocation, re-weighting capital towards its more profitable businesses, while maintaining minimum profitability thresholds for all its business segments.

Santander expects to generate more than 40 basis points of organic capital per year, supporting business growth while providing flexibility to support shareholder remuneration.

Outlook for countries

Brazil has high growth potential, as there are meaningful opportunities for increased banking penetration, and low interest rates are improving affordability and helping to drive loan growth. We expect Santander Brazil to deliver an underlying RoTE of more than 20% in the medium term, after reaching 20% in 2018.

Corporate Communications

Ciudad Grupo Santander, edificio Arrecife, planta 2

28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211

comunicacion@gruposantander.com

www.santander.com - Twitter: @bancosantander

Santander Spain’s priorities are maintaining leadership, in the case of SME and corporates leveraging Popular’s know-how, while accomplishing best-in-class integration with Banco Popular. There are growth opportunities in consumer, payments, insurance and wealth management. We expect an underlying RoTE of 14-16% in the medium term, versus 11% achieved last year. Additionally, we expect mid-single revenue growth, a decline in costs in the coming years and a stable cost of credit.

Santander UK’s priorities are increasing profitability through improving the customer experience and enhancing efficiency by simplifying, digitalising and automating the bank. We expect Santander UK to deliver an underlying RoTE of 10-12% in the medium term, after reaching 9% in 2018.

Santander Consumer Finance is expected to extract further value from being a specialised monoliner, growing market share and strengthening digital channels and relationships with manufacturers. The company’s medium-term underlying RoTE goal is 14-15%.

In Mexico, we expect to continue growing in individuals accounts, whilst maintaining SMEs and corporate leadership. Santander Mexico is expected to maintain an underlying RoTE of 19-21% in the medium term with revenue growth and a decline in cost of credit.

In Portugal and Poland, the business has been improving profitability and efficiency on the back of successful integrations, with underlying RoTE expected to grow to 13-15% in Portugal and 14-16% in Poland (adjusted for excess capital) in the medium term. Chile is also improving profitability expects a RoTE of 19-20% in the medium term.

New simplified management structure

To support and accelerate its strategy and the new medium-term targets disclosed today, Santander announced changes to its organisational structure to simplify management and reporting, creating greater agility and collaboration as well as maximising opportunities to leverage the Group’s expertise across its countries and global businesses. The three new roles are:

•

Europe, led by Gerry Byrne as Head of Europe, with the country heads of Spain, Portugal, UK, Poland and Consumer Finance reporting to him. Mr Byrne will report to Jose Antonio Alvarez, Banco Santander Group Chief Executive. With Mr Bryne’s appointment, Michal Gajewski will become the Country Head for Santander Poland.

•

South America, led by Sergio Rial as Head of South America, with the country heads of Chile, Argentina, Uruguay and the Andean region reporting to him. Mr Rial will report to Mr Alvarez and will continue in his role as Santander Brazil Country Head.

•

North America, co-led by Hector Grisi and Scott Powell as Co-Heads of North America, and each reporting to Mr Alvarez and maintaining their current local roles as Country Heads of Mexico and the US respectively.

These new roles will work with the support of the current functional heads in the Corporate Centre and there will be no additional functional layers. The Bank’s Country Heads will remain as the main representatives of the Group in terms of regulation and supervision locally. Similarly, there is no change to the legal structure of the Group, nor to the current structure and mandate of the Group’s subsidiary Boards, or subsidiaries’ autonomous liquidity and capital.

Corporate Communications

Ciudad Grupo Santander, edificio Arrecife, planta 2

28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211

comunicacion@gruposantander.com

www.santander.com - Twitter: @bancosantander

Global Payments Services

This continued focus on Banco Santander’s core markets will be complemented by its increasing emphasis on global and horizontal businesses, including the global Santander Corporate and Investment Bank (SCIB) and the newly-created Wealth Division. Santander today announced the creation of a new global business unit to capture the immense opportunity in the payments business: Santander Global Payments Services, led by Javier San Felix, which will include and manage our Global Trade Services and Global Merchants Services businesses.

Lastly, from 1st May 2019, Rodrigo Echenique will relinquish his executive functions, remaining on the board of Banco Santander and as Chairman of Santander Spain. The Santander Spain Chairman role will continue to be non-executive following the appointment of his successor.

Underlying RoTE targets for the medium term

	2018	Medium-term target
LatAm	19%	20-22%
Brazil	20%	>20%
Mexico	20%	19-21%
Chile	18%	19-20%
Europe	11%	12-14%
Spain	11%	14-16%
UK	9%	10-12%
SCF	16%	14-15%
Portugal	12%	13-15%
Poland	13%	14-16%[1]
US	8%	11-13%[1]

1.	Adjusted for excess capital

Corporate Communications

Ciudad Grupo Santander, edificio Arrecife, planta 2

28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211

comunicacion@gruposantander.com

www.santander.com - Twitter: @bancosantander

Item 2

3 April 2019 Santander Investor Day Ana Botín Group Executive Chairman OPENING PRESENTATION

Important Information Non-IFRS and alternative performance measures In addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”), this presentation contains certain financial measures that constitute alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). The financial measures contained in this presentation that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander Group but are not defined or detailed in the applicable financial reporting framework and have neither been audited nor reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, other companies, including companies in our industry, may calculate or use such measures differently, which reduces their usefulness as comparative measures. For further details of the APMs and Non-IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see 2018 Annual Financial Report, published as Relevant Fact on 28 February 2019. These documents are available on Santander’s website (www.santander.com). Forward-looking statements Santander cautions that this presentation contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. The following important factors, in addition to those discussed elsewhere in this presentation, could affect our future results and could cause outcomes to differ materially from those anticipated in any forward-looking statement: (1) general economic or industry conditions in areas in which we have significant business activities or investments, including a worsening of the economic environment, increasing in the volatility of the capital markets, inflation or deflation, and changes in demographics, consumer spending, investment or saving habits; (2) exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices; (3) potential losses associated with prepayment of our loan and investment portfolio, declines in the value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the UK, other European countries, Latin America and the US (5) changes in laws, regulations or taxes, including changes in regulatory capital and liquidity requirements, including as a result of the UK exiting the European Union and increased regulation in light of the global financial crisis; (6) our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and (7) changes in our ability to access liquidity and funding on acceptable terms, including as a result of changes in our credit spreads or a downgrade in our credit ratings or those of our more significant subsidiaries. Numerous factors, could affect the future results of Santander and could result in those results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materiallyfrom those in the forward-looking statements.

Important Information Forward-looking statements speak only as of the date of this presentation and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. No offer The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this presentation. No investment activity should be undertaken on the basis of the information contained in this presentation. In making this presentation available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Historical performance is not indicative of future results Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior period. Nothing in this presentation should be construed as a profit forecast

01 New team delivers 3-year plan, building on our foundations 02 Looking ahead: Our three-pillar plan for increasing profitability 03 Key takeaways and medium-term goals

Our strategy: a relentless focus on earning customer loyalty… Our aim To be the best open financial services platform, by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities …by being

Strong execution of our customer loyalty and digital strategy by our new team over the last 3 years Earn lasting customer loyalty Be the bank of choice for our customers, delivering superior customer experience Note: New exceptional leaders in Brazil, Mexico, US, UK, Spain, Corporate and Investment Banking, IT & Ops, Risk, Santander Digital, Openbank, Wealth Management (non exhaustive) since 2015. Deliver all products and services through E2E digital channels in a fast and efficient way Digitalise our Core Banks

Growth Increase in loyal and digital customers has delivered sustained top line growth Loyal customers (Mn) Digital customers (Mn) Customer revenues (Constant €Bn2) [Graphic Appears Here]

Profitability Significant improvement in profitability in most geographies over the last 3 years 2015 2018 c.40% of our c.90% of our capital 1 with capital 1 with growth: Organic RoTE > CoE RoTE > CoE in Value-creating acquisitions (Popular, discipline Banif Portugal, DB retail and SMEs Poland, Citi Argentina, SAM minorities, POS2 in Spain) and divestments (All- Capital Inorganic funds, Wizink, Prisma, Totalbank, Quasar, Metrovacesa, Testa) Note: 2015 RoTE figures have been re-stated to reflect the capital increase. (1) Capital allocated by country. (2) POS: Points of Sale

Profitability Strong progress in our capital allocation by segments/portfolios… …but still there is more to do

Strength FL CET1 increased by 304bps as the Group accumulated €18Bn of capital Capital generation between December 2014 and December 2018 (bps) + €25.3Bn - €2.3Bn—€12.8Bn + €10.2Bn + €7.5Bn + €17.7Bn (1) Popular acquisition had a largely neutral impact on Group’s solvency.

Our ‘GPS’ has delivered increases of 55% in EPS and 41% in TNAV per share + cumulative cash DPS, excluding FX (1) Statutory EPS and TNAVps grow th adjusted for the increase in shares from scrip dividends. Figures excluding FX are in constant Euros. (2) Source: Bloomberg as of 29/03/19. All figures in EUR. TSR accumulated since 24/09/15. Total Shareholder return considering dividends reinvested in the security. European banks index: Stoxx Europe 600 Banks (SX7P). Peers: Barclays, BBVA, BNP, Deutsche Bank, HSBC, ING, Intesa, Lloyds, Société Générale, Standard Chartered UBS, Unicredit.

We have built on our strong foundations

Scale

Both **in-market** and **global scale**

Diversification

Across **10 core markets**

Europe and Americas	Developing and Mature

Predictability & Growth

Lowest volatility among peers

EPS quarter volatility[1,2]

9% Santander vs **c.140%** peers avg.

Net income increase[1,2] 1999-2018

5x Santander vs **3x** peers avg.

(1) Source: Bloomberg, as of Dec-18 with GAAP Criteria. Note: Standard deviation of the quarterly EPS starting from the first available data since Jan-99.
(2) Peers: Bank of America, BNP, Citi, Credit Suisse, ING, JP Morgan, Société Générale, UBS, Unicredit and Wells Fargo.

Santander

12

Group knowledge and scale add increasing value to our retail and commercial franchises Existing global businesses Payment related businesses Shared services (1) Wealth Management including Insurance. (2) Global Consumer Finance including SCF, UK LatAm consumer finance operations and SCUSA. (3) 2015 figures in constant euros from 2018.

Scale is increasingly a necessary competitive advantage “At-scale” banks who can invest in digital and technology and generate growth in customers and revenues have a disproportional advantage SAN vs. US Big Four Peer 1 Peer 2 Peer 3 Peer 4 (1) Digital customers are users who have logged on through Web or Mobile platforms w ithin the past 30 days for Santander, andin the last 90 days for reference players (2) SAN Digital investment expected in 2019 Source: Annual reports, Press releases Peers: Bank of America, Citi, JP Morgan, Wells Fargo

Europe

European franchise strongly positioned to improve profitability

SCALE / DIVERSIFICATION

Present in the most profitable banking markets

Deliver customer **growth** focusing on superior **experience** and best in class **efficiency**

	Market share[2] %	Market share[2] Ranking	CSAT ranking[4]
	18%	#1	#3
	18%	#2	#3
	11%	#2	#3
	9%	#5	#1
SCF	12%[3]	#1[3]	

Leveraging on Openbank, our 100% digital full service bank, to grow in new markets

c.1.2Mn customers, **38%** loyal/active

(+28% loyal customer growth 2016-18[1])

+59% increase in transactions in 2016-18[1]

Santander

(1) Since Launch in 2016.
(2) Loans market share: latest data available, including individuals and corporates.
(3) SCF market share calculated as retail new car financing over total market passenger cars registrations. Ranking of independent car finance players.
(4) Latest data available. CSAT: Customer Satisfaction internal benchmark of active customers' experience and satisfaction audited by Stiga / Deloitte.

15

LatAm

SCALE / DIVERSIFICATION

We are the LatAm bank, giving us a unique structural growth opportunity

Large economies with high growth prospects

c.600Mn
total population[1]

c.3%
combined GDP CAGR[2]

Great growth potential

c.200Mn
unbanked population

c.60Mn
middle class[3] expansion by 2030 (+20%)

	Market share[4] %	Market share[4] Ranking	CSAT ranking[6]
	9%	#3[5]	#1
	13%	#3	#3
	19%	#1	#2
	10%	#2[5]	#4

(1) Latin America 2017 population; Source: WorldBank.
(2) CAGR between 2019 and 2021.
(3) 10-50 USD per capita daily income (PPP); Source: Interamerican Development Bank,2016.
(4) Loans market share: latest data available, including individuals and corporates.
(5) Including only private-owned banks. Including public banks: Brazil Top 5 and Argentina Top4.
(6) Latest data available. CSAT: Customer Satisfaction internal benchmark of active customers' experience and satisfaction audited by Stiga / Deloitte.

Santander

16

US The US is an attractive market with increasingly strong and growing network effects with our European and LatAm businesses Largest banking pool 1/3 ($550Bn) c.3% with continued growth world‘s banking pool expected growth p.a. Consistent high 13%-15% Concentrated profitability RoTE Big 4, fragmented beyond Closely linked with our $1.1Trn trade flows core markets between our core markets Source: Market data from external consultancy

US

SCALE / DIVERSIFICATION

Building blocks in place plus leveraging Group scale and customer base open strong opportunities

SBNA positive evolution

Attributable Profit
2018

$345Mn (c.3.5x)

(increase from $96Mn in 2017)

NIM
SBNA vs Peers average (2015-18)


2.9%
3.3%
3.2%
2.2%

+62bps[1]

(Gap reduction)

Most of the building blocks and increasing integration with Group

Retail	**10th by market share in NE** 65Mn people, $70,000 GDP per capita
Commercial	**Strong trade connections to LATAM - EU** c.1,000 Corporates with $2B new commitments >$40Mn revenues annually (700 customers in 2016)
CIB	**Generating significant cross border activity for Group customers** (c.70% of international revenues)[2]
Consumer Finance	**Top 8 national auto finance** 3.9% margin after cost of risk (+75bps vs. peer avg.) Beginning to leverage OEM Group relationships
Wealth Mgmt.	**> €25Bn AuMs** serving our Latam High Net Worth customers

1) Comparison with SBNA peer median in 4Q15 and 4Q18 NIM on earning assets
2) Includes revenues from US companies generated outside the US (outbound), and revenues from non-US companies generated in the US (inbound)
Source: Market data from external consultancy

Santander

18

Our existing 3 global businesses make our local banks more competitive, leveraging network effects High growth, high profitability businesses Higher growth Growing profitability prospects RoRWA5 RoRWA Medium-term goals ‘15 ‘18 revenue CAGR6 Corporate & Investment 42% of client revenues 1.3% 1.8% c.8% Banking are cross border3 Wealth >4Mn potential Private Management1 7.4% 7.8% c.10% Banking customers in our core markets Consumer c.50% of total auto assets through Finance2 2.3% 2.3% c.3% global OEMs4 partnerships (1) Wealth Management including Insurance. (2) Global Consumer Finance including SCF, UK LatAm consumer finance operations and SCUSA. (3) Revenues generated from customers Santander CIB perimeter (4) Original Equipment Manufacturer. (5) 2015 figures in constant euros from 2018. (6) Figures in constant euros.

Embedding a common culture and building a more responsible bank Building a Delivering profit with purpose Simple, Personal and Fair Bank Supporting our Percentage of employees who consider the Bank is: communities… 6.3Mn1 people supported 63% 69% …promoting 74% 273k microentepreneurs 63% financial supported in 2018 inclusion… 75% 79% st …and 1 in Europe sustainable rd 2015 2018 growth 3 in the world (1) Refers to cumulative activity in 2016-2018. The Bank has devised a corporate methodology review ed by an external auditor to cons istently keep track of people w ho have benefted from our social programmes, services and products

Attracting and retaining the best and most diverse talent is key to achieving our commercial goals Aim Enablers Priorities Strategic Culture & Engagement To be an 1 Workforce employer Planning of choice Attract & Recruit Chosen for our HR Digital 2 purpose, culture Transformation and the Retain & Develop responsible way we achieve 3 Our Common great results Culture Diversity & Inclusion

01 02 03 New team delivers Looking ahead: Key takeaways 3-year plan, building Our three-pillar and medium-term on our foundations plan for increasing goals profitability

Improving operating performance Our three-pillar plan for Accelerating digitisation: building an open financial increasing services platform profitability Continuing to improve capital allocation

Our three-pillar plan for increasing profitability Improving operating performance Accelerating digitisation: building an open financial services platform Continuing to improve capital allocation

Further leveraging our diversification and scale US Europe Accelerating Building the leading growth with European bank in sustainable customer experience profitability and profitability, leveraging our scale & digital LatAm A region with structural growth and high and increasing profitability

LatAm A region with structural growth and high and increasing profitability [Graphic Appears Here]

US Growing on the back of Group operational leverage, with expected RoTE of 11-13% Medium-term Adjusted 2018 goals RoTE, %4 Medium-term goal Market share1,2 3% Gain 11-13% RoTE Loyal/active 2018 19% 20% customers1 Digital 8% customers1 0.9Mn 1.1Mn +19% RoTE Customer satisfaction Peer RWA #9 avg rank1,3 C/I 52% 43% 47 39-49% 41% Note: underlying RoTE. (1) Only SBNA. 2018 Medium-term goal (2) Market share in the States w here we operate. 27 (3) Internal benchmark of active customers’ experience and satisfaction among US peer group. In the medium term w e will be also f ollow ing NPS as indicator.

Europe

Building the leading European bank in profitability and customer experience, leveraging scale & digital

	2018	Medium-term goals	
Market share[1,2]	12%	Gain	
Loyal/active customers[1]	33%	40%	
Digital customers[1,3]	13Mn	c.17Mn	+27%
# of countries top 3 in CSAT[1,4]	All	Maintain	



RoTE, %
Medium-term goal
12-14%
RoTE
2018
11%
RoTE
RWA

	2018	Medium-term goal
C/I	52%	47-49%

Note: Europe includes Spain, UK, Portugal, Poland and SCF. Underlying RoTE.
(1) Excluding SCF.
(2) Loans market share.
(3) Digital customers including Open-Bank Spain and UK.
(4) Latest available. CSAT: Customer Satisfaction internal benchmark of active customers' experience and satisfaction audited by Stiga / Deloitte. In the medium term we will be also following NPS as indicator.

Santander

28

Our three-pillar plan for increasing profitability Improving operating performance Accelerating digitisation: building an open financial services platform Continuing to improve capital allocation

Our twin-track approach to transformation Accelerate through high growth ventures “Speedboats” Be the best for our customers and deliver profitable growth

€20 billion investment in IT and digital—improving the customer experience while lowering the cost of delivery Digital & Technology expenditure per year €Bn SAN vs. US Big Four as % of 2018 revenue Peer 1 5.8 9.1% We plan to Peer 2 5.8 7.7% invest c.5.0 9.9% >€20Bn Peer 3 7.3 9.2% in the coming Peer 4 8.0 8.3% years (1) SAN Digital investment expected in 2019 Source: Annual reports, Press releases 31 Peers: Bank of America, Citi, JP Morgan, Wells Fargo

Supertankers

Santander Global Payments will be the cornerstone of our open financial services platform and loyalty strategy

Santander Group position (sector revenues c.9% CAGR[1])

>4Mn SMEs

top 10 worldwide in acquiring volume[2]

>80Mn cards

€500Bn in payments p.a.[3] across customers

A Global Trade Services

B Global Merchant Services

C One Pay FX

We have valuable assets as foundations

Note: source c.9% expected growth McKinsey Global payments trend through 2022
(1) CAGR 2020-2022
(2) SAN includes volumes generated through third parties with Santander customers (Elavon and First Data); Ranking excludes Chinese banks
(3) Annual transaction volume across cards, account-based payments and merchant acquiring

Santander

32

A Global Trade Services: one global platform providing integrated best-in-class solutions >170k Our vision World trade growth 1.5x Number of SMEs faster than GDP growth trading internationally Deliver fast & efficient products for SMEs, Higher gross margin Market previously only per customer1 accessible to Corporate leaders 2.5x >20% market share2 We have the full product suite: >€500Mnï,§ Trade Finance Revenues2 trading ï,§ Supply chain International ï,§ Payments FX SMEs internationally SMEs (1) Considers only SP, BR and MEX. For MX assumes GM per intl. SMEs is 2.5 higher than avg. SMEs (same as mid. Corp segment). (2) In trade and FX products.

Supertankers

B Leveraging Getnet to build our Global Merchant services

Top 10 global acquirers by turnover volume €Bn[1]


Specialist
1,500
Bank
Bank
Specialist
Specialist
Bank
Bank
Specialist
Bank
150

Global Merchant Services

getnet

Transaction growth[1] (Getnet vs market)
+16x

Market share[2] in Brazil (one of largest acquiring market in the world by revenues)
14% 2x since 2014

Short-term → **Medium-term**

Country roll-out:

>1.2Mn merchants worldwide

€150Bn[4] global turnover volume

(1) EUR/USD: 1.134 EUR/GBP: 0.856 EUR/BRL 4.298
(2) Revenues market share
(3) Change 3Q18 vs 3Q17
(4) SAN includes volumes generated through third parties; Ranking excludes Chinese banks
Source: Companies information. Players: Bank of America, Barclays, Cielo, Elavon, FirstData, Globalpayments, JP Morgan, Santander, Wellsfargo, Worldpay

Santander 34

C One Pay FX: our simple, fair and secure way to send money abroad €90Bn Market revenues1 For our existing customers (One Pay FX) Open market solution (Pago FX) Simple (3-clicks), Fair (competitive pricing) Single global platform “at-scale”: the price and and Safe (Santander-backed) transparency of a Fintech with the trust of a bank Medium- Medium- Today 7 markets term All markets Short-term term 20+ markets MoM user 3 customers 20% 5M+ customers Beta live in UK 2M+ growth (inc. SMEs) incremental transactions & SMEs NPS vs. 120% transactions2 >20Mnp.a. solution #1 alternatives (1) International payments and FX fees and margin. (2) Increase in total volume of transactions in SP-UK corridor. 35 (3) full mobile onboarding & e-KYC (<5 mins)

Speedboats

Openbank is Europe's largest full service digital bank, with best in class UX, and a business model which should lead to **c.20% ROTE and 25%-35% C/I**[1]

How will Openbank create value?

- Attract, engage and retain customers without a branch network, best user experience and profitability
- Build a "model bank", a world-class retail banking infrastructure to replace legacy systems
- Become the leading "Banking as a Service" platform to serve third parties

	Today	Medium-term
Countries		10
Total customers	1.2Mn	>2Mn (2x)
Loyal customers / active customers	38%	35%-40%
Avg. # products[2] per loyal customers	4.6	3-5
NPS	#2	Top (among peers)

(1) Long term business model across Europe and Americas
(2) Products include current account, saving accounts, deposits, debit cards, credit cards, direct debit, payroll, mortgages, consumer loans, investments & robo advisory

Santander
36

Speedboats

Superdigital: ´Banking without a bank´

Superdigital targeting the 300Mn+ underbanked[1] in LATAM

Profitable, cost-effective service model for a traditionally unprofitable segment

- ☑ Possible because of Santander´s local presence, products & services
- ☑ Easy: 3-step onboarding
- ☑ Profitable since 2018

Today:

0.5Mn active customers (58% YoY[2])

Simple offering - pre-paid card, digital account, transfers; microcredit to start in Brazil

Medium-term goals: 7+ markets (in all LatAm markets)

5Mn+ active customers **10x** since 2018

Single global platform enabling rapid expansion

50%+ ARPU[3] from expanded functionality

High NPS (70+)

(1) Including 200Mn+ unbanked and 100Mn+ underbanked;
(2) YoY change from 2017 to 2018;
(3) Average Revenue Per User

Santander

37

Global capabilities provided by global procurements, digital, T&O… benefit countries while building an open platform

Contributes today to Group efficiencies…

€680Mn (2018)

- **€250Mn** procurement
- **€200Mn** in global data centres, shared mainframes and internal offshoring
- **€80Mn** in cyber
- **€100Mn** in global agreements
- **€50Mn** in best practice sharing in operations

…will deliver for future benefits to countries and global businesses

	EUROPE[1]		REST		TOTAL
IT & Ops	c.€730Mn	+	c.€270Mn	=	c.€1Bn
	+				+
Shared services & Others	c.€220Mn			=	c.€220Mn
Total	c.€1Bn	+	c.€270Mn	=	c.€1.2Bn

c.10% Europe's[2] cost base

(1) Efficiencies in Europe amount to c.€1Bn, of which c.€250Mn come from Popular (including c.€180Mn from It &Ops and c.€70Mn from Shared services & Others).
(2) Spain, UK, Portugal, Poland and SCF.

Santander | 38

Our three-pillar plan for increasing profitability Improving operating performance Accelerating digitisation: building an open financial services platform Continuing to improve capital allocation

We are executing the following levers to drive further                improvement in profitability, aligned with our strategic plan Improved capital Capital Further alignment allocation: efficiency: Digitisation: of senior more capital to our minimum profitability driving higher revenue management most profitable thresholds and faster growth & operational remuneration with geographies asset rotation efficiency capital goals Higher profitability leads to higher capital generation capacity and potential to increase growth & shareholder remuneration 11-12% mid-term CET1 goal offers higher capital flexibility

01 02 03 New team delivers Looking ahead: Key takeaways 3-year plan, building Our three-pillar and medium-term on our foundations plan for increasing goals profitability

We are confident our strategy will drive further loyal customers while increasing EPS and TNAV per share Medium-term goals RoTE1 FL CET1 13-15% 11-12% Dividend Efficiency pay-out ratio 42-45% 40-50% Growth Profitability Strength

Thank You. Our purpose is to help people and businesses prosper. Our culture is based on believing that everything we do should be:     3 April 2019 Santander Investor Day Jose Antonio Álvarez Group CEO

Item 3

3 April 2019 Santander Investor Day Jose Antonio Álvarez Group CEO

Important Information Non-IFRS and alternative performance measures In addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”), this presentation contains certain financial measures that constitute alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). The financial measures contained in this presentation that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander Group but are not defined or detailed in the applicable financial reporting framework and have neither been audited nor reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, other companies, including companies in our industry, may calculate or use such measures differently, which reduces their usefulness as comparative measures. For further details of the APMs and Non-IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see 2018 Annual Financial Report, published as Relevant Fact on 28 February 2019. These documents are available on Santander’s website (www.santander.com). Forward-looking statements Santander cautions that this presentation contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. The following important factors, in addition to those discussed elsewhere in this presentation, could affect our future results and could cause outcomes to differ materially from those anticipated in any forward-looking statement: (1) general economic or industry conditions in areas in which we have significant business activities or investments, including a worsening of the economic environment, increasing in the volatility of the capital markets, inflation or deflation, and changes in demographics, consumer spending, investment or saving habits; (2) exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices; (3) potential losses associated with prepayment of our loan and investment portfolio, declines in the value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the UK, other European countries, Latin America and the US (5) changes in laws, regulations or taxes, including changes in regulatory capital and liquidity requirements, including as a result of the UK exiting the European Union and increased regulation in light of the global financial crisis; (6) our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and (7) changes in our ability to access liquidity and funding on acceptable terms, including as a result of changes in our credit spreads or a downgrade in our credit ratings or those of our more significant subsidiaries. Numerous factors could affect the future results of Santander and could result in those results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Important Information Forward-looking statements speak only as of the date of this presentation and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. No offer The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this presentation. No investment activity should be undertaken on the basis of the information contained in this presentation. In making this presentation available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Historical performance is not indicative of future results Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior period. Nothing in this presentation should be construed as a profit forecast.

Our medium-term goals

People

- Top 10 company to work: **6 geographies**

Customers

- Loyal customers[3]: c.**26 Mn**
- Digital customers[4]: c.**50 Mn**
- Top 3 in customer satisfaction: **All markets**[2]
- Digital sales[5]: **>50%**



People
Customers
Communities
Shareholders

Communities

- Financially empowered customers[1]: **10 Mn**

Shareholders

- C/I: **42 - 45%**
- FL CET1: **11% - 12%**
- RoTE[6]: **13% - 15%**
- RoRWA[6]: **1.8% - 2.0%**
- Dividend pay-out: **40% - 50%**

(1) Cumulative number of people whom we serve with our financial empowerment and inclusion initiatives in any of our geographies during the period 2019-2025. These initiatives target mostly unbanked, underbanked and vulnerable groups.
(2) CSAT: Customer Satisfaction internal benchmark of active customers' experience and satisfaction audited by Stiga / Deloitte. In the medium term we will be also following NPS as indicator. Ex US.
(3) Active customer who receive most of their financial services from the Group according to the commercial segment that they belong to.
(4) Every physical or legal person, that, being part of a commercial bank, has logged in its personal area of internet banking or mobile phone or both in the last 30 days.
(5) The percentage of new business carried out through digital channels in the period
(6) Underlying

Santander
4

01 02 03 Operational levers to Solvency & capital Group enhance profitability allocation medium-term goals

A GROUP Operational levers to B Core Banks enhance profitability C Global Businesses

Management team focused on further improving profitability Operating performance Accelerate digitisation Capital allocation • BAU cost control • Digitisation driving higher • Natural reweighting towards • Outperform in integrations & customer satisfaction & market more profitable businesses restructurings share gains • Improve pricing: minimum • New cost paradigm in Europe: • Expected revenue growth above profitability thresholds high potential for new peers & high structural growth • Monitor & actively manage efficiencies in LatAm unprofitable portfolios • New revenue pools: new ventures & global businesses Further alignment of senior management remuneration with capital & profitability goals Profitability—capital—dividends virtuous circle

Drivers behind our targeted profitability improvement: top line growth, operational efficiency & capital allocation Operational levers2 to enhance underlying RoTE (%) Key expected drivers1 NII and volumes growing at mid-single digit 15-14% Revenues Fee income ab ove volumes 14-13% BAU cost control 12.1% Costs c.€1.2 Bn efficiencies (o/w c.€1 Bn in Eur ope) CoR Cost of credit at lows LatAm inc reasing its weight 2018 Reweight US Efficiencies Capital Rest of Capital Medium- Interest Medium- Minimum return thresholds towards profitability in Europe efficiency businesses & retention rates LatAm BAU for organic term sensitivity term Capital improvement growth and Upper Lower Efficiency across segments regulatory range range headwinds

Global capabilities expected to deliver c.€1.2 Bn in new efficiencies at a Group level, of which c.€1 Bn in Europe Global EUROPE1 REST TOTAL capabilities to enhance IT & Ops c.€730Mn c.€270Mn c.€1Bn operating efficiency across the Shared Group services & c.€220Mn c.€220Mn Others Total c.€1Bn c.€270Mn c.€1.2Bn c.10% Europe’s2 cost base (1) Efficiencies in Europe amount to c.€1Bn, of which c.€250Mn come from Popular (including c.€180Mn from It &Ops and c.€70Mn from Shared services & Others). 9 (2) Spain, UK, Portugal, Poland and SCF.

A Group Operational levers to B CORE BANKS enhance profitability C Global Busin esses

Further leveraging our diversification and scale US Europe Accelerating Building the leading growth with European bank in sust ainable customer experience pro fitability and profitability, l everaging our scale & digital LatAm A region with structural growth and high and increasing profitability

LatAm

LatAm: a high growth & profitability region that will consequently increase its weight

Key expected levers

- High structural growth: Loans to GDP at 49%
- Focus on customer experience & digitalisation
- High & sustainable revenue growth (double digit expected CAGR[4])
- Organically deploying more capital (>30% of RWAs in the medium-term)
- Stable credit quality

Medium-term goals

Financial (2018 > Medium-term)

	2018	Medium-term
C/I	38%	33-35%
RoTE[3]	19%	20-22%
RoRWA[3]	3.2%	c.3.5%

Commercial (2018 > Medium-term)

	2018	Medium-term
Loyal/Active customers[1]	28%	31%
Digital customers[1]	18Mn	c.26Mn +c.45%
# of countries top 3 in CSAT[1,2]	4	All

(1) Includes Brazil, Mexico, Chile, Argentina and Uruguay.
(2) Latest available. CSAT: Customer Satisfaction internal benchmark of active customers' experience and satisfaction audited by Stiga / Deloitte. In the medium term we will be also following NPS as indicator.
(3) Underlying
(4) In constant €

Santander 12

LatAm Strong position in all of our LatAm markets with a sharp improvement in profitability since 2015 Top-tier in most countries High potential to increase its contribution (loans market share) (as % of total Group; 2018) RWAs Loans Deposits Att. Profit3,4 26% 18% 17% #3 42% #152 #31 LatAm offers high structural growth & returns (RoTE4 evolution 2018 vs. 2015; local currency) #82 20% 20% 16% 18% 14% 13% #11 #1 2015 Brazil 2018 2015 Mexico 2018 2015 Chile 2018 #21 (1) Including only private-owned banks. Including public banks: Brazil Top 5, Argentina Top 4 and Uruguay Top 2 (2) CIB & auto loans franchise 13 (3) Excluding Corporate Centre and Spain Real Estate Activity (4) Underlying

LatAm Brazil: we have significantly improved our commercial franchise and profitability since 2015… Performance Underlying RoTE Macro Significant 20% Recovery • Orthodox macro reforms to improvement 14% cycle picking unleash GDP growth of our up potential commercial 2015 2018 franchise • Structural inflation & CoE going down since 2015 +2.6x1 +65%1 Digital Loyal Industry trends • C/I improving 6p.p. & catching- High growth • Room for improvement in up vs. sector leaders’ profitabilit y potential banking penetration • Loan market share gains +110bps1 • L ow rates improving • 3 consecutive years among Best customer affordability & loan Companies To Work FoR growth (1) Variation since 2015 14

LatAm …and we expect to continue gaining market share and profitability Business priorities Goals Continue • Sound volu me growth with market converging share gains 2018 Medium-term goal towards best- • Increase loyal and digital 1 RoTE 20% > 20% in-class customers & sales • High focus on retail: consumer, Loyal/Active 24% 27% pay-roll, cards… customers • Grow in retail funding, insurance and assets under management Improve customer experience & customer satisfaction • Catch-up in mid-corporates in volumes & profitability NII growt h below loan growth while • Grow in market niches and expand fees growing at double digit new ventures… Strong c ost discipline & improving cost of cr edit Note: in local currency (1) Underlying 15

LatAm Mexico: we have significantly improved returns while heavily investing in the franchise… Performance Underlying RoTE Macro Significantly High growth • GDP growth potential still 20% increase in 13% potential at sound levels profitability while growing • Low inflation environment our retail 2015 2018 • Solid labour market t rends customer base +3.3x1 +81%1 Digital Loyal • +31%1 in customer deposits Industry trends • Operational & IT transformation Sound loan and deposit • Low loans-to-GDP ratio through investment plan growth providing high growth • Strong top line growth together opportunities with flattish C/I (despite high • Stable asset quality in vestments) leading to a strong growt h in returns (1) Variation since 2015 16 LatAm …and we expect our investment plan to drive growth in profitability Business priorities Goals Custo mer • Build on recent investments to c entric model gain market share 2018 M edium-term goal highly focused 1 RoT E 20% 19-21% on digital • Increase loyal & digital customers & sales. Grow in Loyal/Active individuals (payroll & demand 29% 33% customers deposits) • Maintaining SME & corporate Higher customer satisfaction leading to sustainable revenue growth leadership Opening operational jaws as the • Laying foundations to become a investment plan ends in 2019 leading bank in profitability Declining cost of credit but increase in the effective tax rate Note: in local currency

LatAm …and we expect our investment plan to drive growth in profitability Business priorities Goals Customer • Build on recent investments to centric model gain market share 2018 Medium-term goal highly focused 1 RoTE 20% 19-21% on digital • Increase loyal & digital customers & sales. Grow in Loyal/Active individuals (payroll & demand 29% 33% customers deposits) • Maintaining SME & corporate Higher customer satisfaction leading to sustainable revenue growth leadership Opening operational jaws as the • Laying foundations to become a investment plan ends in 2019 leading bank in profitability Declining cost of credit but increase in the effective tax rate Note: in local currency (1) Underlying 17

LatAm Chile: profitability improvement in the medium-term Business priorities Goals Reinforce • Sustain v olume growth, with market high focus on retail 2018 Medium-term goal leadership 1 • Expand fee income… RoTE 18% 19-20% Loyal/Ac tive • …by developing key 46% 54% commercial initiatives: customers Workcafé, insurance, consumer finance / auto loans, asset Enhanced operating efficiency management… with revenues growing above costs • Continue improving customer Cost of credit improv ing experience, driving growth in lo yal and digital customers Higher re turns in the medium term Note: in local currency

US USA: high potential to improve profitability on the back of strong operational leverage Key expected levers Medium-term goals Attractive US market: better Financial (2018 > Medium-term) Commercial (2018 > Medium-term) risk return dynamics Benefitting from Group Loyal/Active 19% 20% scale customers2 C/I 43% 39-41% Volume growth expected to be above the market to Digital 1.1Mn 0.9Mn drive higher revenues customers2 +19% Strong operational RoTE4 8%1 11-13%1 leverage Customer satisfaction #9 Peer Avg rank2,3 Stable credit quality
(1) Adjusting for excess capital (2) Only SBNA 19 (3) Internal benchmark of active customers’ experience and satisfaction among US peer group. In the medium term we will be also following NPS as indicator. (4) Underlying

Europe

Europe: focus on improving profitability, leveraging cost efficiencies

Key expected levers

- Low credit demand & rates: limited revenue growth…
- …and CoR at lows…
- …requires a cross-border approach in a fragmented market
- **Further operational integration and cost efficiencies (c.€1Bn)**
- **Focus on customer experience & digitisation**

Medium-term goals[1]

Financial (2018 > Medium-term)

	2018	Medium-term
C/I	52%	47-49%
RoTE[3]	11%	12-14%
RoRWA[3]	1.7%	c.2%

Commercial (2018 > Medium-term)

	2018	Medium-term
Loyal/Active customers[1]	33%	40%
Digital customers[1,4]	13Mn	c.17Mn +27%
# of countries top 3 in CSAT[1,2]	All	Maintain

Note: Europe includes Spain, UK, Portugal, Poland and SCF.
(1) Excluding SCF
(2) Latest available. CSAT: Customer Satisfaction internal benchmark of active customers' experience and satisfaction audited by Stiga / Deloitte. In the medium term we will be also following NPS as indicator.
(3) Underlying
(4) Digital customers including Open Bank Spain and UK.

Santander

20

Europe Leading positions in Europe, with potential for €1Bn in cost efficiencies through further operational integration Leading market shares… …and key contributor for the Group (loans market share) (as % of total Group; 2018) RWAs Loans Deposits Attr. Profit3,4 54% 52% 70% 75% #5 Solid returns despite low rates 2018 P&L #2 (2018 RoTE4; local currency) (€ Bn) #12 16% Gross income 20.8 12% 13% 11% 9% #2 Operating expenses -10.7 #1 Net operating income 10.0 P al d 1 Att. Profit4 5.2 (1) Adjusted for excess capital, otherwise 10% (2) SCF market share calculated as retail new car financing over total market passenger cars registrations. Ranking of independent car finance players. 21 (3) Excluding Corporate Centre and Spain Real Estate Activity (4) Underlying

Europe €700Mn expected new efficiencies coming from our new cost paradigm in Europe: digital transformation & a cross-border approach IT & Operations Shared services • Public cloud Expected efficiency gains derived IT • Agile from further integration in Europe • Core system evolution • Global platforms Reporting Control • Global negotiation • Digitalisation Operations • Robotics c.€150Mn • Process reengineering Expected new efficiencies from digital transformation & c.€550Mn Modelling optimising IT&Ops outflow and analytics Support

22

Europe The integration of Popular is ahead of plan and we expect €250Mn of additional efficiencies Increasing local scale Commitments Delivering ahead of target 2018 loans market share Original synergy expectation (2017) Additional cost synergies 12% 18% New c.€250Mn c.€500Mn Increased expected cost Initial cost savings 33% savings from Popular integrati on of Popular cost base 15% 18% (50% of Popular cost base) Transaction RoIC goal 13-14%

Europe

Spain: committed to maintaining our market leadership…

Performance

Reinforcement of customer loyalty and experience through digital transformation

Underlying RoTE


8%
11%
2015
2018

+2.0x[1,2]
Digital

+147%[1,2]
Loyal

- **Higher quality earnings** driven by strong fee growth +56%[1,2]
- Ahead of plan in **Popular's integration**

Macro

Positive cycle expected to continue in the coming years

- **>2% GDP growth** above Eurozone average
- **Falling unemployment** and moderate inflation
- **Lower for longer rates**

Industry trends

Challenging environment driving market consolidation

- **New lending growth** sector deleveraging stabilising
- More rationale **pricing**
- Benign **credit cycle**

Santander

(1) Change since 2015
(2) Including Popular

24

Europe …while delivering ongoing improvements in profitability & efficiency Business priorities Goals Maintaining • Mainta in SME & corporate leadership leader ship leveraging on 2018 Medium-term go al while Popular’s know-how RoTE1 1 1% 14-16% achieving • Consumer & payments growth best-in-class Loyal/Active opportunities 30% 43% integration of customers Banco Popular • High potential in insurance & wealth management Higher customer satisfaction & mid-single digit customer revenue growth • Capital light growth approach • Strong effort in digitisation, Costs to decline in coming years boosting dig ital sales • New growth initiatives: Stable cost of credit in the Generación 81, Cuenta Smart… medium-term (1) Underlying 25

Europe UK: operational & capital efficiency gains Business priorities Goals Increasing • Improvi ng customer profitability experien ce & satisfaction 2018 Medium-term goa l through • Profitable growth in reta il and 1 RoTE 9% 10-12% efficiency and improved corporate returns by capital focusing on selected business Loyal/Active 30% allocation 34% segments customers • Enhancing efficiency by So lid underlying lending and attracti ve simplifying, digitalising and mi d-term revenue growth opportunitie s automating the bank • Capital discipline and active Focus on cost management, with RWA management expected net reduction Continued risk discipline, with still low cost of risk Note: in local currency (1) Underlying 26

Europe SCF: the company of choice for auto-makers in Europe Business priorities Goals Extracting • Maintai n our number #1 value from our positio n in auto market share Medium positio n as a 2018 term goal • Market share gains in the specialised consumer business monoliner RoTE1 16% 14-15% • Strengthen digital channels: e-commerce, fintech… • Strengthen relationship with Positiv e revenue growth OEMs and the scope of agreements Cost savings coming from • Maintain solid profitability and restructuring processes sustained growth • Further operational integration Cost of credit normalisation Not e: in constant €

Europe Portugal & Poland: improving profitability and efficiency on the back of successful integrations Business priorities Goals Medium Reinforce our • High focus on retail deposits, 2018 term goal position as the AuMs and insurance first privately- • Grow market share in RoTE1 12% 13-15% owned bank mortgages and SMEs Successful integration leading to cost declines Medium Continue to be • Well-established franchise (11% 2018 term goal the most market share) to capture favorable profitable bank macro growth & market share RoTE1,2 13% 14-16% gains Revenues growing in lin e with • Deliver on DB Polska’s3 integration volumes & stable cost of credit commitments Note: in local currency (1) Underlying (2) Adjusted for excess capital; Otherwise, RoTE in 2018 at 10% and medium term goal 12-14%. 28 (3) Retail & private banking business

A Group Operational levers to B Core Banks enhance profitability GLOBAL C BUSINESSES

CIB & Wealth management are two well-established and highly profitable global businesses which benefit from the Group’s scale & global footprint Existing Corporate and Investment Banking global businesses Wealth Management1 Consumer Finance2 Global Merchant Services Payment related Global Trade Services businesses One Pay FX Shared services Digital | IT&Ops | Procurement (1) Wealth Management including Insurance. 30 (2) Global Consumer Finance including SCF, UK, LatAm consumer finance operations and SCUSA.

CIB: our corporate-centric business has delivered sustainable returns through the cycle Strong track-record… …which is expected to continue (RoRWA2; %) 1.8% Enhance our Capital light tailor-made model 1.3% services C/I 39% 41% Improve Maintain RoRWA best-in-class 2015 2018 efficiency Focused on increasing client penetration while accelerating growth Medium-term goals c.8% c .2.1% c.40% Profitable business which should carry Revenue 2 RoRWA C/I on evolving to a capital-light model CAGR1(1) In constant € 31 (2) Underlying

WM: capital-efficient business model which offers very high growth potential, especially in insurance Strategic priorities Our medium-term focus Weighted market share2 (%, 2018) Current market share3 Potential market share upside1 Capture the SME opportunity +2x potential increase in PAT if natural market Digital distribution platforms share reached in the three businesses Have the best products in our footprint Natural 3% 3% Competitive edge on global capabilities 7% market share: 13% Capture global Private Wealth opportunity 10% 10% 6% Connect local models in one platform Medium-term goals c.10% c.10% >60% #1 Priority: achieve a market share that is in line with our natural share in every country Revenue AuM RoTE5 CAGR4 CAGR4 (1) Potential MS upside calculated as difference between SAN natural share and current market share in each of the businesses; Natural share based on Santander bank deposit market share by country (2) Weighted by AuM by country for SPB and SAM and by GWP for Insurance in countries where the business has a relevant competitive position; Natural share weighted by deposits by country 32 (3) As of December 2018 (4) In constant € (5) Underlying

01 02 03 Operational levers to Solvency & Group enhance profitability capital allocation medium-term goals

FL CET1 increased by 304bps since 2014, accumulating €18Bn of capital Capital generation between December 2014 and December 2018 (bps) FL CET1 435 35 2018 11.30% 304 214 118 186 2014 8. 27% Organic capital Perimeter exc. Dividends +AT1 Organic capital 2015 capital Total capital generation Popular1 generation after increase accumulated dividends + €25.3Bn—€2.3Bn—€12.8Bn + €10.2Bn + €7.5Bn + €17.7Bn (1) Popular acquisition had a largely neutral impact on Group’s solvency. 34

High focus on profitability enhancement and efficient capital allocation Improved capital allocation Profitability enhancement Natural Minimum Commercial Operational reweighting profitability transformation efficiency: towards our thresholds in & profitability simplification & most profitable all segments further integration geographies LatAm Global Medium-term RoTE1 13-15% + RoRWA1 1.8-2.0% Medium-term FL CET11 11-12% (1) Medium term goals. Underlying for RoTE and RoRWA 35

Efficient capital allocation standards of our CIB business to be implemented in all of our businesses & segments…. CIB’s strong performance… …expected to be achieved in all segments Revenues +2% CAGR 1 RORAC-based tools to maximise the return on capital… 2 …ensuring that all customer relationships create value RWAs -5% CAGR Establish a governance and methodology 3 that rules the entire approval process for all transactions… RoRWA +13% CAGR 4 …and is consistent across the Group 5 Granular bo ttom-up monitoring process to analyse re turns at all levels 2015 2018

…should result in RoRWA improvements across the board RoRWA1 RoRWA 20181 Medium-term RoRWA1 evolution ~ ~ <2% <2% ~ 2-3% 2-3% >3% >3% Higher expected profitability driven by business improvement and capital allocation

We aim to continue generating ~40 bps per annum while remunerating our shareholders and growing the business



Annual organic capital generation in the medium-term ~40 bps
Medium-term cumulative one-offs
13-15% RoTE[2]
40-50% Pay-out
175-190 bps
80-100 bps
45-55 bps
Headwinds to be offset with management actions
IFRS16
TRIM
Others
11.3%
11-12%
9.7%
2018 FL CET1
Underlying profits[1]
Shareholders & AT1-holders remuneration
RWA growth & others
Regulatory headwinds
Management actions
Medium term target
2018 FL SREP

High profitability drives recurrent capital generation capacity going forward

Santander

(1) Including minorities
(2) Underlying

38

Santander has additional levers to neutralise regulatory impacts Expected regulatory impacts… … to be offset with management actions IFRS 16: IFRS 16 requires lease obligations to Minimum profitability c.20 bps be brought on balance sheet as a A thresholds for all segments liability at the present value of the future lease payments. Active management of B unprofitable por tfolios TRIM & Targeted Review of Internal Models (TRIM)—project to assess whether the Higher % of portfolios in IRB Others: C internal models currently used by banks c.30 bps comply with regulatory requirements, and whether their results are reliable and comparable. D Securitisations & risk transfers 2020-21e: Others: BRRD/CRD implementation, Further alignment of senior low E CRR Application … management remuneration impacts 39

Strong credit fundamentals

Group

Liquidity Coverage Ratio (LCR)	Net Stable Funding Ratio (NSFR)
158%	114%

Funding Plan EUR Bn	2018 issued	2019 issuance plan[2]
Covered bonds	1.6	3 - 5
Senior preferred	0.5	3 - 5
Senior non-preferred	6.1	--
Hybrids	2.8	1.5
TOTAL	**10.9**	**7.5 - 11.5**
o/w Subordinated[4]	**8.9**	**1.5**

Santander S.A. **meets current MREL requirement[1]** and **Group capital requirements** **(AT1: >1.5%; T2: 2%)…**

…so going forward we will focus more on preferred instruments and **covering debt maturities.** We also have the **capacity to fully repay TLTROII**

Santander Group's CET1 levels are well above the **minimum loss absorption trigger** of 5.125%: **>€37Bn (ADIs of €56.5Bn)**

FX hedging policy in place to **preserve CET1 ratio. Positive sensitivity to higher interest rates**

(1) Santander's understanding of current policy under the existing recovery and resolution rules
(2) Issuance plan subject to, amongst other considerations, market conditions and regulatory requirements
(3) Data calculated using the IFRS9 transitional arrangements as of December 2018
(4) Including senior non-preferred

Santander

40

01 02 03 Operational levers to Solvency & capital Group enhance profitability allocation medium-term goals

Our medium-term goals RoTE1 FL CET1 13-15% 11-12% Dividend Efficiency pay-out ratio 42-45% 40-50% • We are the leading LatAm • Laid foundations for • Leading European bank accelerating growth bank in profitability and • Continue structural profitable • Mid-term RoTE1 11- growth growth 13%2 • Mid-term RoTE1 12-14% • Mid-term RoTE1 20-22% • C/I 39-41% • C/I 47-49% • C/I 33-35% (1) Underlying (2) Adjusted for excess capital

Our medium-term goals

People

- Top 10 company to work: **6 geographies**

Customers

- Loyal customers[3]: c.**26 Mn**
- Digital customers[4]: c.**50 Mn**
- Top 3 in customer satisfaction: **All markets**[2]
- Digital sales[5]: >**50%**



People
Customers
Communities
Shareholders

Communities

- Financially empowered customers[1]: **10 Mn**

Shareholders

- C/I: **42 - 45%**
- FL CET1: **11% - 12%**
- RoTE[6]: **13% - 15%**
- RoRWA[6]: **1.8% - 2.0%**
- Dividend pay-out: **40% - 50%**

(1) Cumulative number of people whom we serve with our financial empowerment and inclusion initiatives in any of our geographies during the period 2019-2025. These initiatives target mostly unbanked, underbanked and vulnerable groups.
(2) CSAT: Customer Satisfaction internal benchmark of active customers' experience and satisfaction audited by Stiga / Deloitte. In the medium term we will be also following NPS as indicator; Ex US.
(3) Active customer who receive most of their financial services from the Group according to the commercial segment that they belong to.
(4) Every physical or legal person, that, being part of a commercial bank, has logged in its personal area of internet banking or mobile phone or both in the last 30 days.
(5) The percentage of new business carried out through digital channels in the period
(6) Underlying

Santander

43

Thank You. Our purpose is to help people and businesses prosper. Our culture is based on believing that everything we do should be:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: April 3, 2019	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer